Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-146605

October 25, 2007

CNinsure Inc.

CNinsure Inc., or CNinsure, has filed a registration statement on Form F-1, including a prospectus, with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents CNinsure has filed with the SEC for more complete information about CNinsure and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may get these documents and other documents CNinsure has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, CNinsure, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free: +1-866-718-1649 (calling this numbers is not toll free outside the United States). You may also access CNinsure’s most recent prospectus by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1413855/000119312 507225383/df1a.htm.

This free writing prospectus reflects the following amendments that were made in Amendment No. 2 to CNinsure’s Registration Statement on Form F-1, filed via EDGAR with the SEC on October 25, 2007. All references to page numbers are to the page numbers of Amendment No. 2.

RECENT DEVELOPMENTS

A section entitled “Recent Developments” was added on page 52 in order to provide an estimate of CNinsure’s selected unaudited consolidated financial data for the three months ended September 30, 2007. The entire Recent Developments section is set forth below:

The following is an estimate of our selected unaudited consolidated financial data for the three months ended September 30, 2007. Our financial statements for the three months ended September 30, 2007 have not been audited or reviewed as of the date of this prospectus. As a result, our unaudited consolidated financial data for the three months ended September 30, 2007 set forth below may be subject to change.

We estimate:

•

our net revenues from commissions and fees for the three months ended September 30, 2007 to be approximately RMB116.2 million (US$15.3 million), compared to net revenues from commissions and fees of RMB101.7 million for the three months ended June 30, 2007 and RMB51.7 million for the three months ended September 30, 2006; and

•

our net income for the three months ended September 30, 2007 to be approximately RMB42.4 million (US$5.6 million), compared to net income of RMB32.9 million for the three months ended June 30, 2007 and RMB7.0 million for the three months ended September 30, 2006.

Given the preliminary nature of our estimates, our actual net revenues from commissions and fees and net income may be materially different from our current expectations. For additional information regarding the various risks and uncertainties inherent in estimates of this type, see “Forward-Looking Statements.” In addition, we cannot assure you that our results for the three months ended September 30, 2007 will be indicative of our financial results for the full year ending December 31, 2007 or for future quarterly periods. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus for information regarding trends and other factors that may influence our results of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The disclosure on pages 65 and 66 under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” has been amended regarding significant factors contributing to the difference between the fair value of each ordinary share of CNinsure as of the end of January 2007 and such fair value as of the date of the prospectus. The relevant paragraphs on pages 65 and 66 are set forth below:

Our equity value increased by approximately 78.9% from RMB1,761 million at the end of January 2007 to RMB3,150 million (US$413.8 million) at the time of this prospectus in October 2007, based on the assumed offering price per ADS of US$12.00, the midpoint of the estimated initial public offering price range. This is primarily attributable to the following factors:

•	The increase in our total net revenue, which reached RMB172.6 million (US$22.7 million) for the first six months of 2007 as compared to RMB106.8 million for the first six months of 2006;

•	The increase in our net profit, which reached RMB58.7 million (US$7.7 million) for the first six months of 2007 as compared to RMB24.2 million for the first six months of 2006;

•

Our estimate of our net revenues from commissions and fees for the three months ended September 30, 2007 to be approximately RMB116.2 million (US$15.3 million), compared to net revenues from commissions and fees of RMB101.7 million for the three months ended June 30, 2007 and RMB51.7 million for the three months ended September 30, 2006. See “Recent Developments”;

•

Our estimate of our net income for the three months ended September 30, 2007 to be approximately RMB42.4 million (US$5.6 million), compared to net income of RMB32.9 million for the three months ended June 30, 2007 and RMB7.0 million for the three months ended September 30, 2006. See “Recent Developments”;

•	Our success in increasing the proportion of our revenues attributable to life insurance products, which is an important component of our strategy going forward;

•

The addition of a new Chief Financial Officer, Mr. David Tang, a new director of training department, Mr. Mingli Liang, a new chief operating officer with over 30 years of life insurance industry experience, Dr. En Ming Tseng, and a new internal control team and U.S. GAAP accounting staff;

•	The continued growth of the insurance industry in China, from which we derive our revenue as insurance intermediaries;

•

A more favorable regulatory environment which we expect will benefit professional insurance intermediaries with potential to grow into nation-wide service providers. In its Insurance Intermediary Market Development Report released on August 17, 2007, the CIRC expressed its support for market-driven consolidations among, the establishment of nation-wide service networks by, venture capital and other forms of investment in, and initial public offerings by, professional insurance intermediaries. We believe that this favorable regulatory environment will help large insurance intermediaries, like us, to further expand operations and grow into stronger nation-wide service providers; and

•

The imminent launch of our initial public offering, which will provide us with additional capital and will enhance our ability to access capital markets to grow our business, raise our profile in China and provide our shareholders with greater liquidity. In particular, the 5% discount for lack of marketability previously used to value our ordinary shares would no longer be applicable after our initial public offering, and our weighted average cost of capital, which was also a component of the previous valuation of our ordinary shares, should be affected favorably by our initial public offering.

As a result of the foregoing factors, and after having given effect to the dilutive effect of the options that we granted in February 2007, we believe the fair value of our ordinary shares increased by approximately 96.7% from RMB2.3214 at the end of January 2007 to RMB4.5672 at the time of this prospectus in October 2007. This increase would be equivalent to an increase from approximately US$6.10 per ADS to US$12.00 per ADS, the midpoint of the estimated initial public offering price range, based on the ratio of 20 ordinary shares to one ADS.

PRINCIPAL AND SELLING SHAREHOLDERS

Footnotes 15 and 16 on pages 116 and 117 under “Principal and Selling Shareholders” were amended to provide additional information about two selling shareholders, Gifted Time Investments Limited and Super Able Investments Limited. The two revised footnotes are set forth below:

(15)

Gifted Time Investments Limited, or Gifted Time, is a British Virgin Islands company collectively owned and controlled by 22 individual shareholders who are currently our non-executive employees. These individuals formerly were shareholders of Kingsford Resources. Gifted Time was established in May 2007 to hold shares in Kingsford Resources for these individuals. After we restructured our company in July 2007, Gifted Time held our ordinary shares directly, separate from those executives and directors of ours who were shareholders of Kingsford Resources. The registered address of Gifted Time is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. We have been advised by Gifted Time that Gifted Time, together with Super Able Investments Limited, intends to enter into an agreement before the completion of this offering to purchase shares of CAA Holdings from certain shareholders of CAA Holdings, consisting of 55 non-executive employees of our company, two former directors of our company and 81 independent third party investors, using all of the net proceeds it receives from this offering, after the expiration of the 180-day lockup period. Under the terms of such agreement, the per share purchase price for the CAA Holdings shares will be the initial public offering price of our ADSs in this offering less underwriters’ discounts and commissions, as adjusted to reflect the ratio of 20 ordinary shares to one ADS, multiplied by 2.0810, which is the number of our ordinary shares that each CAA Holdings share represents. The CAA Holdings shares to be sold by the 55 non-executive employees will represent approximately 13.3 million ordinary shares of our company that these non-executive employees beneficially own and indirectly hold through CAA Holdings.

(16)

Super Able Investments Limited, or Super Able, is a British Virgin Islands company collectively owned and controlled by 22 individual shareholders, six of whom are currently our non-executive employees and 16 of whom were formerly our non-executive employees. These individuals formerly were shareholders of Kingsford Resources. Super Able was established in May 2007 to hold shares in Kingsford Resources for these individuals. After we restructured our company in July 2007, Super Able held our ordinary shares directly, separate from those executives and directors of ours who were shareholders of Kingsford Resources. The registered address of Super Able is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. In October 2007, Super Able entered into a purchase agreement with Cephei Investment Holding Limited, or Cephei, to sell up to US$10.0 million worth of ordinary shares of our company at the per share price of this offering. The purchase is conditional upon, among others, the closing of this offering. Super Able plans to sell in this offering whatever ordinary shares of our company that it holds after the sales to Cephei. In calculating the number of ordinary shares that Super Able will sell in this offering, we have assumed that the offering price is US$12.00 per ADS (the midpoint of the estimated offering price range per ADS for this offering on the cover page of this prospectus). If the final offering price is higher or lower than this estimated offering price, the number of ordinary shares that Super Able will sell in this offering will increase or decrease accordingly. We have been advised by Super Able that Super Able, together with Gifted Time, intends to enter into an agreement before the completion of this offering to purchase shares of CAA Holdings from certain shareholders of CAA Holdings, consisting of 55 non-executive employees of our company, two former directors of our company and 81 independent third party investors, using all of the net proceeds it receives from the sale to Cephei and from this offering, after the expiration of the 180-day lockup period. Under the terms of such agreement, the per share purchase price for the CAA Holdings shares will be the initial public offering price of our ADSs in this offering less underwriters’ discounts and commissions, as adjusted to reflect the ratio of 20 ordinary shares to one ADS, multiplied by 2.0810, which is the number of our ordinary shares that each CAA Holdings share represents. The CAA Holdings shares to be sold by the 55 non-executive employees will represent approximately 13.3 million ordinary shares of our company that these non-executive employees beneficially own and indirectly hold through CAA Holdings.